TABLE OF CONTENTS

Management's Responsibility for the Financial Statements	1

Condensed Consolidated Interim Statements of Financial Position	2

Condensed Consolidated Interim Statements of (Loss) Income and Comprehensive (Loss) Income	3

Condensed Consolidated Interim Statements of Changes in Equity	4

Condensed Consolidated Interim Statements of Cash Flows	5

Notes to the Condensed Consolidated Interim Financial Statements	6 - 26

January 12, 2020

Management's Responsibility for the Financial Statements

The accompanying condensed consolidated interim financial statements of Organigram Holdings Inc. (the "Company") have been prepared by the Company's management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and contain estimates based on management's judgment. Internal control systems are maintained by management to provide reasonable assurance that assets are safe-guarded and financial information is reliable.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements and the accompanying management discussion and analysis. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors. It meets with the Company's management and auditors and reviews internal controls and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the financial statements to the Board of Directors for approval.

(signed) ‘Greg Engel’	(signed) ‘Paolo De Luca, CPA, CA’
Chief Executive Officer	Chief Financial Officer
Moncton, New Brunswick	Moncton, New Brunswick

ORGANIGRAM HOLDINGS INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

As at November 30, 2019 and August 31, 2019

(Unaudited - expressed in CDN $000's except share amounts)

	NOVEMBER 30, 2019	AUGUST 31, 2019
ASSETS
Current assets
Cash	$33,956	$47,555
Short term investments	176	380
Accounts receivable (Note 4)	20,114	16,541
Current portion of loan receivable (Note 5)	722	909
Biological assets (Note 6)	23,276	20,652
Inventories (Note 7)	101,930	93,144
Prepaid expenses and deposits (Note 11 and Note 22)	11,591	17,100
	191,765	196,281
Loan receivable (Note 5)	2,258	-
Property, plant and equipment (Note 8)	261,083	218,470
Intangible assets (Note 9)	3,133	2,074
Deferred charges (Note 11 and Note 22)	494	592
Investments in associates (Note 13)	10,751	11,108
	$469,484	$428,525

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$42,891	$40,355
Current portion of long term debt (Note 10)	6,081	3,509
	48,972	43,864

Long-term debt (Note 10)	78,418	46,067
Other liabilities (Note 12)	2,600	1,117
Deferred tax liability	10,673	10,471
	140,663	101,519

SHAREHOLDERS' EQUITY
Share capital (Note 11)	318,191	318,125
Equity reserves (Note 11)	20,420	17,707
Accumulated other comprehensive loss	(144)	(43)
Accumulated deficit	(9,646)	(8,783)
	328,821	327,006
	$469,484	$428,525

On Behalf of the Board:

s/Greg Engel, Director

s/Peter Amirault, Director

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2019 AND 2018	2

ORGANIGRAM HOLDINGS INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

For the three months ended November 30, 2019 and 2018

(Unaudited - expressed in CDN $000's except share amounts)

	NOVEMBER 30, 2019	NOVEMBER 30, 2018
REVENUES
Gross revenue (Note 17)	$28,448	$14,479
Excise taxes	(3,295)	(2,040)
Net revenue	25,153	12,439

Cost of sales (Note 18)	15,811	3,618
Gross margin before fair value adjustments	9,342	8,821
Fair value changes to biological assets and changes in inventory sold (Note 6)	1,852	42,925
Gross margin	11,194	51,746

OPERATING EXPENSES
General and administrative (Note 21)	5,888	2,171
Sales and marketing	3,530	2,357
Share-based compensation (Note 11)	1,622	972
Total operating expenses	11,040	5,500

INCOME FROM OPERATIONS	154	46,246
Financing costs	865	4,190
Investment loss (income)	72	(246)
Share of loss from investments in associates (Note 13)	256	-
Unrealized (gain) on changes in fair value of contingent consideration (Note 13)	(378)	-
(Loss) income from continuing operations before tax	(661)	42,302

Income tax expense
Deferred, net	202	12,785

Net (loss) income from continuing operations	$(863)	$29,517

Loss from discontinued operations (Note 23)	-	(38)

NET (LOSS) INCOME	$(863)	$29,479

Other comprehensive loss
Foreign currency translation loss, net of tax	(101)	-

COMPREHENSIVE (LOSS) INCOME	$(964)	$29,479
Net (loss) income from continuing operations per common share, basic (Note 11 (vi))	$(0.006)	$0.231
Net (loss) income from continuing operations per common share, diluted (Note 11 (vi))	$(0.006)	$0.195
Net loss from discontinued operations per common share, basic (Note 11 (vi))	$-	$(0.000)
Net loss from discontinued operations per common share, diluted (Note 11 (vi))	$-	$(0.000)
Net (loss) income per common share, basic (Note 11 (vi))	$(0.006)	$0.231
Net (loss) income per common share, diluted (Note 11 (vi))	$(0.006)	$0.195

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2019 AND 2018	3

ORGANIGRAM HOLDINGS INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

For the three months ended November 30, 2019 and 2018

(Unaudited - expressed in CDN $000's except share amounts)

	NUMBER OF SHARES	SHARE CAPITAL	EQUITY RESERVES	ACCUMULATED OTHER COMPREHENSIVE LOSS	RETAINED EARNINGS/ (ACCUMULATED DEFICIT)	SHAREHOLDERS' EQUITY

Balance - September 1, 2018	125,207,938	$157,790	$26,045	$-	$759	$184,594

Share-based compensation (Note 11 (v))	-	-	1,679	-	-	1,679

Exercise of stock options (Note 11 (iii))	702,650	1,570	(658)	-	-	912

Exercise of warrants (Note 11 (iv))	890,123	4,513	(952)	-	-	3,561

Conversion of debentures (Note 11 (iii))	2,750,730	14,030	(1,458)		-	12,572

Tax impact of equity issue costs	-	171	-	-	-	171

Net income	-	-	-	-	29,479	29,479

Balance - November 30, 2018	129,551,441	$178,074	$24,654	$-	$30,238	$232,968

Balance - September 1, 2019	156,196,347	$318,125	$17,707	$(43)	$(8,783)	$327,006

Share-based compensation (Note 11 (v))	-	-	2,735	-	-	2,735

Exercise of stock options (Note 11 (iii))	47,100	66	(22)	-	-	44

Foreign currency translation loss, net of tax	-	-	-	(101)	-	(101)

Net loss	-	-	-	-	(863)	(863)

Balance - November 30, 2019	156,243,447	$318,191	$20,420	$(144)	$(9,646)	$328,821

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2019 AND 2018	4

ORGANIGRAM HOLDINGS INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the three months ended November 30, 2019 and 2018

(Unaudited - expressed in CDN $000's except share amounts)

	NOVEMBER 30, 2019	NOVEMBER 30, 2018
CASH PROVIDED (USED)
OPERATING ACTIVITIES
Net (loss) income from continuing operations	$(863)	$29,517
Items not affecting cash:
Share-based compensation (Note 12)	2,805	1,847
Depreciation and amortization (Note 8 and Note 9)	3,359	1,688
Loss on disposal of property, plant and equipment (Note 8)	401	(17)
Fair value adjustment to biological assets	1,533	5,736
Financing costs	865	4,192
Investment loss (income)	72	(246)
Share of loss from investments in associates (Note 13)	256	-
Unrealized gain on changes in fair value of contingent consideration (Note 12(i))	(378)	-
Deferred tax expense	202	12,785

Changes in non-cash working capital:
Net change in accounts receivable	(3,573)	(11,089)
Net change in biological assets	(4,157)	(12,223)
Net change in inventories	(8,786)	(46,472)
Net change in accounts payable and accrued liabilities	(10,917)	(2,887)
Net change in prepaid expenses and deferred charges	5,507	2,366
Net cash used in continuing operations	(13,674)	(14,803)
Net cash used in operating activities related to discontinued operations (Note 23)	-	(6)
Net cash used in operating activities	(13,674)	(14,809)

FINANCING ACTIVITIES
Payment of lease liabilities (Note 12(ii))	(108)	-
Payment of long-term debt (Note 10)	(20)	(102)
Proceeds from long-term debt, net of issue costs of $140 (2018 - $149) (Note 10)	34,860	9,851
Stock options, warrants and units exercised (Note 11)	44	4,472
Interest paid	(747)	(298)
Net cash provided by financing activities	34,029	13,923

INVESTING ACTIVITES
Proceeds from short-term investments	32	10,000
Investment income	100	600
Investments in associates (Note 13)	-	(12,705)
Loan advance (Note 5)	(2,071)	-
Proceeds on sale of property, plant and equipment (Note 8)	-	180
Purchase of property, plant and equipment (Note 8)	(30,927)	(22,091)
Purchase of intangible assets (Note 9)	(1,088)	-
Net cash used in investing activities	(33,954)	(24,016)

INCREASE (DECREASE) IN CASH	$(13,599)	$(24,902)
CASH POSITION
Beginning of period	$47,555	$55,064
End of period	$33,956	$30,162

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2019 AND 2018	5

ORGANIGRAM HOLDINGS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended November 30, 2019 and 2018

(Unaudited - expressed in CDN $000's except share amounts)

1. NATURE OF OPERATIONS

Organigram Holdings Inc. (the "Company") is a publicly traded corporation with its common shares trading on the Toronto Stock Exchange ("TSX") under the symbol "OGI" and on the Nasdaq Global Select Market ("NASDAQ") under the symbol "OGI". The address of the registered office of the Company is 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3.

The Company's major subsidiaries are Organigram Inc., a licensed producer ("LP" or "Licensed Producer") of cannabis and cannabis derived products in Canada regulated by Health Canada under the Cannabis Act and the Cannabis Regulations of Canada, and 10870277 Canada Inc., a holding company.

Organigram Inc. was incorporated under the laws of the Province of New Brunswick, Canada, on March 1, 2013. 10870277 Canada Inc. and Organigram Holdings Inc. incorporated under the Canada Business Corporations Act.

2. BASIS OF PREPARATION

i) Statement of compliance

The condensed consolidated interim financial statements have been prepared in compliance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee ("IFRIC").

The condensed consolidated interim financial statements have been prepared in compliance with the International Financial Reporting Standard 34 Interim Financial Reporting ("IAS 34") as issued by the IASB. The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended August 31, 2019, which have been prepared in accordance with IFRS. The accounting policies applied are consistent with those applied in the annual consolidated financial statements with the exception of those described in Note 3.

These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors of the Company on January 12, 2020.

ii) Basis of measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for biological assets, short-term investments, share-based compensation, and contingent share consideration, which are measured at fair value.

Historical cost is the fair value of the consideration given in exchange for goods and services, which is generally based upon the fair value at the time of the transaction of the consideration given in exchange for assets.

iii) Basis of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement and has the ability to affect those returns through its power to direct the relevant activities of the entity.

iv) Foreign currency translation

Functional and presentation currency

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company's and its subsidiaries' functional currency, except for the Company's investment in associate in alpha-cannabis Pharma GmbH, for which the functional currency has been determined to be Euros.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation's functional currency are recognized in the condensed consolidated interim statements of (loss) income and comprehensive (loss) income.

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Canadian dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated to Canadian dollars using average exchange rates for the month during which the transactions occurred. Foreign currency differences are recognized in other comprehensive income (loss) in the accumulated other comprehensive loss account.

When the Company disposes of its entire interest in a foreign operation, or loses control over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income (loss) related to the foreign operation are recognized in profit or loss. If the Company disposes of part of an interest in a foreign operation that remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income (loss) related to the subsidiary is reallocated between controlling and non-controlling interests.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2019 AND 2018	6

3. SIGNIFICANT ACCOUNTING POLICIES

NEW STANDARDS AND INTERPRETATIONS ADOPTED

New or amended standards effective September 1, 2019

The Company has adopted the following new or amended IFRS standard for the annual period beginning on September 1, 2019:

IFRS 16 - Leases

In January 2016, the IASB issued IFRS 16 Leases, which replaced IAS 17 Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The standard was effective for annual periods beginning on or after January 1, 2019 and has been adopted by the Company effective September 1, 2019 using the modified retrospective approach where comparative figures were not restated.

As a result of adopting IFRS 16, the Company recognized right-of use ("ROU") assets of $2,244 recorded under property, plant and equipment (Note 8), lease liabilities of $2,219 recorded under other liabilities (Note 12), and a reduction to prepaid expenses of $25 as a result of the leasing arrangements in place at September 1, 2019 and entered into during the period by its subsidiaries.

The right to use the leased asset was measured at the amount of the lease liability, using the Company's incremental borrowing rate on September 1, 2019 that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the ROU asset in a similar economic environment. The weighted average interest rate as of September 1, 2019 to measure the lease liabilities was 5.70%.

The Company elected to use the following practical expedients on adoption of IFRS 16 on all of its leases:

(a)  In accordance with IFRS 16.C3, an election is being taken to not reassess whether a contract is or contains a lease at the date of initial application, and instead to only apply IFRS 16 to contracts that were in the scope of IAS 17;

(b)  In accordance with IFRS 16.C8(b)(ii), an election is being taken to measure the ROU asset on September 1, 2019 as an amount equal to the lease liability, adjusted for prepaid or accrued lease payments;

(c)  In accordance with IFRS 16.C10(a), an election is being taken to apply a single discount rate to a portfolio of leases with reasonably similar characteristics;

(d) In accordance with IFRS 16.C10(b), an election is being taken to rely on the IAS 37 assessment of whether leases are onerous instead of performing an impairment review;

(e) In accordance with IFRS 16.C10(c), an election is being taken to exclude leases for which the term ends within 12 months from September 1, 2019;

(f) In accordance with IFRS 16.C10(d), an election is being taken to exclude initial direct costs from the measurement of the ROU asset on September 1, 2019;

(g) In accordance with IFRS 16.15, an election is being taken, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component where the non-lease components are not significant compared to the lease components;

(h) In accordance with IFRS 16.5(a), an election is being taken to not recognize an ROU asset and lease liability for leases for which the lease has a term less than 12 months; and

(i) In accordance with IFRS 16.5(b), an election is being taken to not recognize an ROU asset and lease liability for leases for which the underlying asset is of low value, which is defined to mean less than $5,000 USD when new.

The following is a reconciliation between the Company's operating lease commitments disclosed applying IAS 17 as at August 31, 2019 and the lease liabilities as at September 1, 2019 after adopting IFRS 16:

Reconciliation - IAS 17 to IFRS 16
Operating lease obligations as at August 31, 2019	$3,049
Minimum Future payments not related to lease payments	(411)
Lease payments for renewal options reasonably expected to be exercised but not contractually obligated	655
Relief option for short-term leases	(539)
Relief option for leases of low-value assets	(76)
Gross lease liabilities at September 1, 2019	2,678
Discounting	(459)
Present value of lease liabilities at September 1, 2019	$2,219

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2019 AND 2018	7

4. ACCOUNTS RECEIVABLE

The Company's accounts receivable included the following balances as of November 30, 2019 and August 31, 2019:

	NOVEMBER 30, 2019	AUGUST 31, 2019
Trade receivables	$13,539	$11,900
Harmonized sales taxes receivable	6,525	4,741
Government programs	231	168
Less: Provision for doubtful accounts	(181)	(268)
	$20,114	$16,541

5. LOAN RECEIVABLE

On July 26, 2019, the Company entered into an advance payment and support agreement ("Payment Agreement") with 703454 N.B. Inc. (carrying on business as 1812 Hemp) ("1812 Hemp").  Under the terms of the agreement, the Company agreed to advance up to $3,000 until October 31, 2019 to 1812 Hemp in the form of a secured loan.  These amounts may be applied against future purchases of hemp under the license and supply agreement described in Note 9.  The aggregate amount of advances outstanding as of January 1, 2020 accrue interest of 9.0% per annum, calculated monthly, until the entire balance of advances is paid. The full amount of any outstanding advances are due and payable by 1812 Hemp on the earlier of: i) June 30, 2020; ii) the date on which 1812 Hemp breaches or defaults on any of its agreements; and iii) the date on which the license and supply agreement is terminated in accordance with its terms.  Notwithstanding the foregoing, in the event that on or before February 28, 2020 1812 Hemp has offered the Company sufficient hemp to retire in full the outstanding balance of advances and the Company's purchases of such hemp are not sufficient to retire in full the outstanding balance of advances, then 1812 Hemp's obligation to repay the outstanding balance of advances shall be suspended until June 30, 2021.

At November 30, 2019, $2,980 was outstanding with respect to the Payment Agreement, which has been split between the current portion of the loan receivable ($722) and the long-term portion of the loan receivable ($2,258) based on the Company's estimated purchases of hemp and expected repayment rate.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2019 AND 2018	8

6. BIOLOGICAL ASSETS

The Company measures biological assets consisting of cannabis plants at fair value less costs to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest. Subsequent expenditures on these finished goods inventories after harvest are capitalized based on IAS 2 Inventories.

The changes in the carrying value of biological assets as of November 30, 2019 are as follows:

	OTHER BIOLOGICAL ASSETS	CANNABIS ON PLANTS	TOTAL

Carrying amount, August 31, 2019	$3	$20,649	$20,652

Add net production costs	-	11,994	11,994

Net change in fair value less costs to sell due to biological transformation	-	1,533	1,533

Transferred to inventory upon harvest	-	(10,903)	(10,903)

Carrying amount, November 30, 2019	$3	$23,273	$23,276

The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price per gram and also for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as Level 3 on the fair value hierarchy (see Note 16), are used in determining the fair value of biological assets:

i. Average selling price per gram - calculated as the weighted average historical selling price of cannabis sold by the Company, adjusted for expectations about future pricing;

ii. Yield by plant - represents the number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant;

iii. Wastage of plants based on their various stages of growth - represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;

iv. Post-harvest costs - calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling and packing.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth. As of November 30, 2019, it is expected that the Company's biological assets will yield 20,051 kg (August 31, 2019 - 16,595 kg) of cannabis when eventually harvested. The Company's estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 19-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).

Management believes the most significant unobservable inputs and their impact on fair value are as follows:

SIGNIFICANT INPUTS &	WEIGHTED AVERAGE INPUT			EFFECT ON FAIR VALUE
ASSUMPTIONS	NOV. 30, 2019	AUG. 31, 2019	SENSITIVITY	NOV. 30, 2019	AUG. 31, 2019
Average net selling price per gram	$ 5.07	$ 5.65	Increase or decrease by $1.00 per gram	$ 4,587	$ 3,657
Average yield per plant	150 grams	151 grams	Increase or decrease by 10 grams	$ 1,551	$ 1,367

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2019 AND 2018	9

The fair value adjustment to biological assets and inventory sold consists of the following:

	NOVEMBER 30, 2019	NOVEMBER 30, 2018
Realized fair value amounts included in inventory sold	$(13,838)	$(9,460)
Increase (decrease) in fair value on growth of biological assets	25,899	52,385
Adjustment to net realizable value	(10,209)	-
Fair value adjustment to biological assets	$1,852	$42,925

The adjustment to net realizable value is primarily related to flower and trim available for extraction and concentrated extract due to the decrease in the estimated net realizable value of these inventories based on the evolving nature of the adult-use market.

7. INVENTORIES

The Company's inventories are comprised of the following balances as of November 30, 2019 and August 31, 2019:

	NOVEMBER 30, 2019
	QUANTITY	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	15,068 plants	$1,805	$4,167	$5,972
Dry cannabis
Available for packaging	6,944 kg	6,033	14,875	20,908
Packaged inventory	1,990 kg	4,375	3,662	8,037
Flower and trim available for extraction	8,065 kg	6,117	10,019	16,136
Concentrated extract	1,092 kg	20,182	21,915	42,097
Cannabis oil
Bulk formulated oil	1,081 L	371	356	727
Bottled and packaged oil	328 L	127	160	287
Packaging and supplies		7,766	-	7,766
		$46,776	$55,154	$101,930

	AUGUST 31, 2019
	QUANTITY	CAPITALIZED COSTS	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	13,985 plants	$4,256	$4,256	$6,201
Dry cannabis
Available for packaging	5,506 kg	5,261	12,718	17,979
Packaged inventory	1,557 kg	4,205	2,549	6,754
Flower and trim available for extraction	4,939 kg	4,433	12,193	16,626
Concentrated extract	790 kg	15,393	21,573	36,966
Cannabis oil
Bulk formulated oil	3,149 L	754	1,121	1,875
Bottled and packaged oil	880 L	728	425	1,153
Packaging and supplies		5,590	-	5,590
		$3.8,309	$54,835	$93,144

Flower and trim available for extraction are converted into concentrated extract, which can then be used for oil formulation (combining with a carrier oil) or other products such as edibles, and beverage and vaporizable products.

The amount of inventory expensed in cost of sales for the three months ended November 30, 2019 was $11,319 (November 30, 2018 - $2,482).  The amount of inventory write-downs and provisions included in indirect production for the three months ended November 30, 2019 was $796 (November 30, 2018 - $nil).

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2019 AND 2018	10

8. PROPERTY, PLANT AND EQUIPMENT

	LAND	BUILDINGS	CONSTRUCTION IN PROCESS	GROWING & PROCESSING EQUIPMENT	OTHER (NOTE A)	RIGHT-OF-USE LEASE ASSETS (NOTE B)	TOTAL
Cost
Balance, August 31, 2019	$2,211	$70,774	$65,515	$87,931	$6,697	$-	$233,128
Transition to IFRS 16	-	-	-	-	-	2,244	2,244
Additions	-	1,779	41,455	428	390	48	44,100
Construction completed	-	-	(11,253)	11,169	84	-	-
Disposals	-	(496)	-	(4)	(18)	-	(518)
Balance, November 30, 2019	$2,211	$72,057	$95,717	$99,524	$7,153	$2,292	$278,954

Accumulated depreciation
Balance, August 31, 2019	$-	$(4,237)	$-	$(8,618)	$(1,803)	$-	$(14,658)
Depreciation	-	(717)	-	(2,223)	(297)	(93)	(3,330)
Disposals	-	107	-	1	9	-	117
Balance, November 30, 2019	$-	$(4,847)	$-	$(10,840)	$(2,091)	$(93)	$(17,871)

Net book value
August 31, 2019	$2,211	$66,537	$65,515	$79,313	$4,894	$-	$218,470
November 30, 2019	$2,211	$67,210	$95,717	$88,684	$5,062	$2,199	$261,083

MOST OF THE ADDITIONS DURING THE THREE MONTHS ENDED NOVEMBER 30, 2019 WERE RELATED TO THE EXPANSION OF THE COMPANY'S FACILITY LOCATED IN MONCTON.

A) Other - Computer Software

During the three months ended November 30, 2019, the Company determined that due to the increasing value of its computer software, it should be reclassified from property, plant and equipment to intangible assets.  Computer software has historically been included in the "other" category within property, plant and equipment due to its relatively insignificant value.  The August 31, 2019 cost of $841 and accumulated amortization of $265 relating to computer software have been reclassified from property, plant and equipment to intangible assets (Note 9) as a result.

B) Right-of-Use Assets and Transition to IFRS 16

As described in Note 3, the Company adopted IFRS 16 effective September 1, 2019. As a result, certain lease obligations were capitalized as ROU assets on the transition date and depreciated for the three months ended November 30, 2019.  ROU assets mostly comprise of office and warehouse space.

C) Reconciliation of property, plant and equipment additions to the statements of cash flows

The following table reconciles additions of property, plant and equipment per the above table to the purchases of property, plant and equipment per the statements of cash flows:

	NOVEMBER 30, 2019	NOVEMBER 30, 2018
Additions	$44,100	$28,050
Additions related to IFRS 16 Leases	(48)	-
Net change in accounts payable and accrued liabilities related to purchases of property, plant and equipment	(13,125)	(5,959)
Purchase of property, plant and equipment	$30,927	$22,091

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2019 AND 2018	11

9. INTANGIBLE ASSETS

	SUPPLY AGREEMENT	LICENSE AGREEMENT	COMPUTER SOFTWARE	TOTAL
Cost
Balance, August 31, 2019	$1,530	$-	$841	$2,371
Additions	-	198	890	1,088
Balance, November 30, 2019	$1,530	$198	$1,731	$3,459

Accumulated amortization
Balance, August 31, 2019	$(32)	$-	$(265)	$(297)
Amortization	-	-	(29)	(29)
Balance, November 30, 2019	$(32)	$-	$(294)	$(326)

Net book value
August 31, 2019	$1,498	$-	$576	$2,074
November 30, 2019	$1,498	$198	$1,437	$3,133

On January 18, 2019, the Company entered into an agreement with 1812 Hemp to secure supply and support research and development on the genetic improvement of hemp through traditional plant breeding methods. As part of the agreement, the Company will receive a 25% discount to the price per kilogram of dried hemp flower harvested that is purchased. The term of the agreement is from December 17, 2018 to December 16, 2023 and the Company has the option to renew it for another 5 years within six months' notice. In addition, the Company has a right-of-first refusal on the future procurement of high CBD hemp from 1812. The Company paid $1,500 to 1812 plus transaction costs of $30 in connection with this transaction, which it has recorded as an intangible asset with a finite useful life that will be amortized based on the actual volume of dried hemp flower purchased as a proportion of its forecast purchase volumes.

During the three months ended November 30, 2019, the Company determined that due to the increasing value of its computer software, it should be reclassified from property, plant and equipment to intangible assets.  Computer software has historically been included in the "other" category within property, plant and equipment due to its relatively insignificant value.  The August 31, 2019 cost of $841 and accumulated amortization of $265 relating to computer software have been reclassified from property, plant and equipment to intangible assets as a result.

10. LONG-TERM DEBT

	NOVEMBER 30, 2019	AUGUST 31, 2019
Bank of Montreal ("BMO") senior secured term loan ("Term Loan") maturing May 31, 2022 with principal repayments starting May 31, 2020 based on a 10 year amortization	$85,000	$50,000
Atlantic Canada Opportunities Agency ("ACOA") Business Development Program loan maturing September 1, 2024 with a 7 year amortization, bearing interest at an interest rate of 0%	331	346
Vehicle loans - five year term maturing June 17, 2024	93	98
Deferred financing costs	(925)	(868)
	84,499	49,576
Less: current portion of long term debt	(6,081)	(3,509)
Long-term portion	$78,418	$46,067

On May 31, 2019, the Company closed a credit facility with Bank of Montreal ("BMO") as lead arranger and agent as well as a syndicate including three other lenders.  The facility consists of a $115,000 term loan ("Term Loan") and a $25,000 revolving credit facility ("Revolver", or together, the "Facilities"), both of which mature on May 31, 2022.  Included in the facility is an uncommitted option to increase the Facilities by an incremental $35,000 to a total of $175,000, subject to agreement by BMO and the syndicate lenders and satisfaction of certain legal and business conditions.

The Facilities are secured by assets of the Company and its subsidiaries.  The proceeds of the Term Loan are being used to fund the Phase 4 and 5 expansions of the Moncton campus and were also used to refinance the Company's long-term debt with Farm Credit Canada.  The Revolver may be used for general corporate and working capital purposes.  Availability under the Revolver is based on a percentage of the Company's trade receivables at the end of each month, which remains undrawn at November 30, 2019.

On November 15, 2019, the Company amended its Facilities ("Amended Facilities") with BMO to: i) extend the final draw deadline of the Term Loan ("Amended Term Loan") from November 30, 2019 to March 31, 2020; ii) postpone the commencement of scheduled principal repayments on the Term Loan to May 31, 2020; and iii) realign the financial covenants structure, effective November 30, 2019, to be more consistent with industry norms (based on tangible net worth rather than EBITDA) up to and including May 31, 2020.  The financial covenants will revert back to the original structure on August 31, 2020.  The interest rate margin will be fixed during this period.  The Company incurred an amendment fee of $140 plus customary legal expenses in connection with the amendment.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2019 AND 2018	12

Pursuant to the agreed upon conditions of the Amended Facilities, the Company can continue to draw down additional funds as required up to the $115,000 Term Loan commitment through to March 31, 2020.  Principal repayments on the Amended Term Loan will commence on May 31, 2020  at a rate of 2.5% per quarter of the total Amended Term Loan balance.  The Company may, at its discretion, repay the balance of the Amended Facilities without penalty, at any time.

Under the terms of the Amended Facilities, the Company can elect, at its sole discretion, to receive advances under the Amended Term Loan through certain availment options, which includes prime rate loans and bankers' acceptances with maturity dates between 28 and 182 days. The Company, therefore, has the choice to continuously roll over the bankers' acceptances upon their maturities or to convert the then outstanding principal and interest into prime rate loans at any time before May 31, 2022.  The interest rate of the Amended Facilities is a set margin over the above-noted availment options, which shall remain fixed until August 31, 2020, at which point it may subsequently increase or decrease based on a pricing grid linked to the Company's debt to EBITDA coverage at each quarter-end.

During the year ended August 31, 2019, the Company converted its $50,000 outstanding principal amount under the Term Loan to bankers' acceptances, which reduced the cash interest rate from 5.70% (effective interest rate of 6.39%) as at May 31, 2019 to 4.46% (effective interest rate of 5.18%) as at August 31, 2019.  In accordance with IFRS 9, the loan conversion was determined to not be a modification of the loan terms.

During the three months ended November 30, 2019, the Company drew an additional $35,000 under the Term Loan, in two tranches, and similar to the initial draw noted above, converted the balances from prime rate loans to bankers' acceptances, except for $20,000 that was drawn on November 29, 2019, which was converted subsequent to the period end. During the three months ended November 30, 2019, the Company rolled over $65,000 of the Term Loan balance on a monthly basis through bankers' acceptances with an average cash interest rate of approximately 4.5%.  Subsequent to the period end, the entire balance of $85,000 was rolled over into bankers' acceptances with a cash interest rate of approximately 5.2%, which reflected the fixed interest rate margin of the Amended Term Loan.

Transaction costs incurred with respect to the Amended Facilities totaled $1,241, which have been allocated against the Term Loan ($1,055) and Revolver ($186 split between prepaid assets and deferred charges) based on the relative balance of the fully drawn facilities.  The weighted-average effective interest rate for the Term Loan based on these capitalized transaction costs and the current cash interest rate is approximately 5.1% at November 30, 2019. The Facilities contain customary financial and restrictive covenants.  The Company was in compliance with all covenants at November 30, 2019.

Principal repayments required on the long-term debt in the next five fiscal years are as follows:

2020	$4,310
2021	8,580
2022	72,330
2023	80
2024	80
Thereafter	44
Total	$85,424

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2019 AND 2018	13

11. SHARE CAPITAL

(i) Authorized share capital

The authorized share capital of the Company is an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. All issued shares, consisting only of common shares, are fully paid.

(ii) Issued share capital

As at November 30, 2019, the Company's issued and outstanding share capital consisted of 156,243,447 (August 31, 2019 - 156,196,347) common shares with a stated value of $318,191 (August 31, 2019 - $318,125).

(iii) Issuances of share capital

Share-based payments

On October 12, 2016, the Company issued 437,957 common shares at a share price of $1.37 as share consideration to TGS International LLC ("TGS") in exchange for a trademark licensing agreement valued at $600. As per the terms of the agreement, the shares were released to TGS according to an escrow schedule related to certain calendar and operational milestones. At November 30, 2019, the Company has recorded the current portion of the fee of $133 (August 31, 2019 - $133) as a prepaid expense, and the long-term portion of the fee of $100 (August 31, 2019 - $133) as a deferred charge on the consolidated statements of financial position. For the three months ended November 30, 2019, $33 (November 30, 2018 - $33) has been amortized to share-based compensation.

On July 14, 2017, the Company entered into an advisory services agreement with a cannabis consultant that resulted in the grant of 125,000 common shares that vested over various service periods up to and including October 14, 2018. The fair value of the grant was measured based on the average monthly share price of the Company over the various tranches and vesting periods resulting in a cumulative expense of $539.  On October 23, 2017, the Company issued 50,000 common shares, of which 20,000 related to the advisory services agreement, as share consideration to the consultant and recognized $144 to share capital. During the year ended August 31, 2019, the Company settled the remaining balance of 105,000 common shares due to the consultant in the form of 41,000 common shares of the Company and 84,000 restricted stock units, which vest immediately, to purchase 84,000 common shares of the Company, which fully settled the Company's obligations relating to this agreement.

Exercise of stock options

During the three months ended November 30, 2019, 47,100 (2018 - 702,650) share options were exercised at an average exercise price of $0.93 (November 30, 2018 - $1.30) for an increase of $66 (November 30, 2018 - $1,570) to share capital and a decrease to the reserve for options and warrants of $22 (November 30, 2018 - $658).

Equity financing

On December 18, 2017, the Company issued 16,428,572 units by way of a bought deal at $3.50 per unit share for total gross consideration of $48,711 recorded to share capital and an increase of $8,789 to the reserve for options and warrants. Each unit consisted of one common share and one-half common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitled the holder thereof to acquire one common share of the Company at a price of $4.00 until June 18, 2019. Total issue costs were $3,678, with $3,116 charged to share capital and the remaining $562 charged to the reserve for options and warrants. These Warrants are measured at fair value at the date of grant. In determining the amount of reserve for the Warrants, the Company used the Black-Scholes option pricing model to establish the fair value of warrants granted using the following assumptions:

Risk free interest rate % 1.6%

Expected life of warrants (years) 1.5

Expected annualized volatility % 64.6%

Expected dividend yield % -

Volatility was estimated by using the weighted average historical volatility of the Company and other companies that the Company considers comparable. The expected life in years represents the period of time that the Warrants granted are expected to be outstanding. The risk-free rate is based on government of Canada bonds with a remaining term equal to the expected life of the warrants. A forfeiture rate of zero percent was used as the Company anticipated all Warrants will be exercised.

During the three months ended November 30, 2018, none of the $4.00 Warrants were exercised into common shares.  During the prior fiscal year, all except for 347,432 Warrants were exercised prior to expiry on June 18, 2019 on a one for one basis.  The 347,432 Warrants that remained unexercised at the expiry time expired as a result. The Warrants were delisted from the TSX Venture Exchange on June 18, 2019.

Convertible debenture financing

On January 31, 2018, 115,000 convertible debentures were sold at a price of $1,000 per convertible debenture, for aggregate gross proceeds of $115,000 resulting in an increase to the reserve for options and warrants of $12,003, net of deferred tax of $4,902, related to the embedded conversion feature in the convertible debenture. Total issue cost was $7,155 with $6,094 charged to the debenture liability and the remaining $756, net of deferred tax of $305, charged to the reserve for options and warrants.

Conversion of debentures

For the three months ended November 30, 2018, the Company issued 2,750,730 common shares at a price per share of $5.42 on the conversion of convertible debentures for an increase of $14,030 to share capital and a decrease of $1,458 to the reserve for options and warrants. This non-cash financing activity has been excluded from the Company's statement of cash flows as it did not provide or use any cash.

On February 27, 2019, the Company elected to exercise its right under the indenture governing the convertible unsecured debentures to convert all of the principal amount outstanding of the remaining debentures on April 1, 2019 into common shares of the Company on the basis of the daily VWAP of the common shares exceeding $7.05 for any 10 consecutive trading days.  As of April 1, 2019, all of the convertible unsecured debentures issued were converted to common shares of the Company and no further liability or obligation exists with respect to the convertible unsecured debentures.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2019 AND 2018	14

(iv) Warrants

During the three months ended November 30, 2019, nil Warrants (November 30, 2018 - 2,480,262) were exercised at an average price of $nil (November 30, 2018 - $4.00) for a value of $nil (November 30, 2018 - $4,513) to share capital and a decrease to the reserve for options and warrants of $nil (November 30, 2018 - $952).  All the outstanding Warrants at June 18, 2019 that were not exercised into common shares prior to expiry on June 18, 2019 lapsed and therefore no further Warrants remain outstanding.

(v) Share-based compensation

Stock options

Under the Company's stock option plan, options may be granted for up to 10% of the issued and outstanding common shares together with any other equity compensation plan of the Company, as approved by the Company's Board of Directors. The exercise price of any option is determined based on market price calculated in accordance with TSX rules at the time of grant.

The maximum exercise period after the grant of an option is 10 years. When an employee's service ends, the expiry date of their options is accelerated to 90 days thereafter, or less, depending on the terms of the related option agreement.

The Company also issues stock options to third parties in exchange for services.

The following table summarizes the movements in the Company's outstanding stock options for the three months ended November 30, 2019:

	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE

Balance - August 31, 2019	8,833,194	$4.23

Granted	420,000	$4.89

Exercised	(47,100)	$0.93

Cancelled / Forfeited	(120,100)	$8.35

Balance - November 30, 2019	9,085,994	$4.23

The following is a summary of the outstanding stock options as at November 30, 2019:

OPTIONS OUTSTANDING		OPTIONS EXERCISABLE

Quantity Outstanding	Weighted Average Remaining Contractual Life (years)	Range of Exercise Prices	Quantity Exercisable

1,788,349	5.80	$0.30-$1.56	1,633,783

1,983,333	7.18	$1.57-$2.38	1,716,666

1,658,544	8.19	$2.39-$4.73	960,844

1,836,818	8.99	$4.74-$7.25	840,833

1,818,950	9.44	$7.26-$11.27	606,400

9,085,994	7.91		5,758,526

Options outstanding have exercise prices that range from $0.30 to $11.27 with a weighted average remaining life of 7.91 years. Total share-based compensation charges, including related to production employees that are charged to biological assets and inventory, for the three months ended November 30, 2019 was $2,805 (November 30, 2018 - $1,847) of which $2,123 (November 30, 2018 - $1,570) related to the Company's stock option plan. The fair value of options granted during the three months ended November 30, 2019 was $1,087 (November 30, 2018 - $1,820). These options are measured at fair value at the date of grant and are expensed over the option's vesting period, which typically range from two to three-year terms with options vesting in annual tranches evenly over this time period. In determining the amount of share-based compensation related to the options, the Company used the Black-Scholes option pricing model to establish the fair value of options granted.

The following is the range of assumptions for the three months ended November 30, 2019 and 2018:

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2019 AND 2018	15

	NOVEMBER 30, 2019	NOVEMBER 30, 2018
Risk free interest rate	1.39% - 1.53%	2.15% - 2.42%
Expected life of options	5.0 - 6.5 years	5.0 -6.0 years
Expected annualized volatility	72% - 73%	65% -68%
Expected dividend yield	-	-
Forfeiture Rate	8.0% - 8.1%	7.6% - 7.9%

Volatility was estimated by using the weighted average historical volatility of the Company and other companies that the Company considers comparable. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on government of Canada bonds with a remaining term equal to the expected life of the options. The forfeiture rate is calculated based on historical experience.

Equity incentive plan

Under the Company's Equity Incentive Plan (the "Equity Plan"), the maximum number of common shares that may be issued upon exercise of share units may not exceed 2,500,000 common shares and shall not exceed 10% of the issued and outstanding equity securities of the Company from time to time, combined with any equity securities granted under all other compensation arrangements adopted by the Company. As of November 30, 2019, the Company has granted both restricted share units ("RSUs") and performance share units ("PSUs") under the Equity Plan. The grant price of any RSU or PSU is determined based on market price calculated in accordance with TSX rules at the time of grant and with respect to PSUs, adjusted for any non-market and market performance vesting conditions in accordance with IFRS 2.

The following table summarizes the movements in the Company's outstanding RSUs:

NUMBER
Balance - August 31, 2019	842,362
Granted	218,370
Balance - November 30, 2019	1,060,732

The estimated fair value of the equity settled RSUs granted during the three months ended November 30, 2019 was $937 (November 30, 2018 - $nil), which was based on the Company's share price at the grant date and will be recognized as an expense over the vesting period of the RSUs, which is one-third each year recognized over three years. For the three months ended November 30, 2019, $499 (November 30, 2018 - $146) has been recognized as share-based compensation expense.

The following table summarizes the movements in the Company's outstanding PSUs:

NUMBER
Balance - August 31, 2019	-
Granted	142,187
Balance - November 30, 2019	142,187

The estimated fair value of the equity settled PSUs granted during the three months ended November 30, 2019 was $305 (November 30, 2018 - $nil), which was based on the Company's share price at the grant date, adjusted for an estimate of likelihood of achievement, and will be recognized as an expense over the vesting period of the PSUs, which is one year over the fiscal year-ended August 31, 2020. For the three months ended November 30, 2019, $51 (November 30, 2018 - $nil) has been recognized as share-based compensation expense.

(vi) Earnings (Loss) per share

Earnings (loss) per share represents net income (loss) attributable to common shareholders divided by the weighted average number of common shares outstanding during the year.

Diluted (loss) income per share is calculated by dividing the applicable net (loss) income by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the year.

The reconciliation of the weighted average number of shares, for the purposes of diluted earnings per share, to the weighted average number of ordinary shares, used in the calculation of basic earnings per share, is as follows:

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2019 AND 2018	16

	NOVEMBER 30, 2019	NOVEMEBR 30, 2018
Weighted average number of shares used in basic earnings per share	156,236,487	127,795,913
Convertible debentures	-	18,094,649
Options	3,960,364	4,761,014
Warrants	-	373,404
Restricted share units	667,273	31,889
Performance share units	81,801	-
Weighted average number of shares used in diluted earnings per share	160,945,925	151,056,869

The outstanding number and type of securities that could potentially dilute basic net (loss) income per share in the future but that were not included in the computation of diluted net income (loss) per share because to do so would have increased (decreased) the net (loss) income per share (anti-dilutive) are as follows:

	NOVEMEBR 30, 2019	NOVEMEBR 30, 2018
Stock options	3,973,168	7,546,229
Warrants	-	7,196,514
	3,973,168	14,742,743

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2019 AND 2018	17

12. OTHER LIABILITIES

The carrying value of other liabilities consists of:

	NOVEMEBR 30, 2019	AUGUST 31, 2019
Contingent share consideration	739	1,117
Lease liabilities	1,861	-
	2,600	1,117

(i) Contingent share consideration

In connection with the Company's investment in alpha-cannabis® Pharma GmbH as described in Note 13, the Company has a commitment to deliver additional consideration of up to €875 in the form of the Company's common shares contingent on the achievement of certain gross margin-based milestones. At November 30, 2019, the Company revalued the contingent liability and recorded a corresponding gain in the statement of operations of $378 for the period then ended.

(ii) Lease liabilities

In connection with the Company's adoption of IFRS 16 effective September 1, 2019, lease liabilities were recorded as described in Note 3.

The following is a continuity schedule of lease liabilities for the three months ended November 30, 2019:

Balance, August 31, 2019	$-
IFRS 16 transition	2,219
Lease additions	48
Lease payments	(108)
Interest expense on lease liabilities	30
Balance, November 30, 2019	2,189
Current portion	(328)
Long-term portion	$1,861

The undiscounted contractual payments relating to these lease liabilities at November 30, 2019 is:

2020	$253
2021	436
2022	431
2023	420
2024	420
Thereafter	217
Total	$2,177

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2019 AND 2018	18

13. INVESTMENTS IN ASSOCIATES

The carrying value of investments in associates consist of:

	ALPHA-CANNABIS PHARMA GMBH (A)	EVIANA HEALTH CORPORATION (B)	HYASYNTH BIOLOGICALS INC. (C)	TOTAL
Participating share (1)	25.0%	19.9%	43.4%
Balance, September 1, 2019	$3,496	$3,000	$4,612	$11,108
Share of net income (loss)	11	-	(267)	(256)
Foreign currency translation gain (loss)	(101)	-	-	(101)
Balance, November 30, 2019 (2)	$3,406	$3,000	$4,345	$10,751

Note 1: % Interest includes the potential ownership interest that could result from the conversion of debentures and exercise of warrants

Note 2: The Company utilizes the most recently issued quarterly financial statements of its associates in its results with a two months lag since the Company does not have the same reporting date as its associates (for the period ended November 30, the Company utilizes its associates' September 30 results)

a) alpha-cannabis Pharma GmbH

On October 10, 2018, the Company executed an investment agreement with alpha-cannabis® Pharma GmbH ("ACG") pursuant to which the Company acquired 8,333 common shares of ACG, representing a 25% stake in the capital of ACG, for aggregate proceeds of €1,625 ($2,436). Established in 2016, ACG is a privately-held company that is strategically positioned to serve the German medical cannabis market.

The Company has a commitment to deliver additional consideration of up to €875 in the form of the Company's common shares contingent on the achievement of certain gross margin-based milestones. The Company has estimated the fair value of these contingent shares as €649 ($972) as of the investment date and has included a corresponding long-term liability under other liabilities in the statement of financial position. Refer to Note 12 for further information.

Concurrent with the Company's investment in ACG, the parties entered into a CBD supply agreement, whereby ACG may supply the Company with synthetic CBD, as well as a cannabis supply agreement, whereby the Company may supply ACG with dried cannabis flowers.

b) Eviana Health Corporation

On October 2, 2018, the Company participated in the debenture offering of Eviana Health Corporation ("Eviana") by way of private placement. Eviana is a Canadian Securities Exchange (CSE) listed company that was established with the aim of delivering customized consumer health care products using natural hemp strains of cannabis sativa for cannabinoid-based topical creams and products. The Company's investment is in the form of convertible debentures and share purchase warrants, which together provide a potential ownership interest of up to 21.4%, which is capped at 19.9% based on certain contractual obligations. In addition to this ownership interest, the Company also considered various qualitative factors in arriving at the determination that significant influence exists, including representation rights on Eviana's board of directors, and thereby concluding that the equity method of accounting is appropriate.

The convertible debentures have a face value of $5,000, bear interest at 10% per annum, are non-redeemable, and mature on October 2, 2020. The convertible debentures are convertible at the option of the holder at any time at a price of $1.15 per share, or into 4,347,826 common shares. Conversion of the debentures may be forced by Eviana in the event that the volume weighted average price of the common shares of Eviana for ten consecutive days is greater than $2.15, subject to a minimum volume of 100,000 shares in each of those 10 days.

The share purchase warrants were acquired for no additional consideration, concurrent with the debenture offering, are transferrable, and are exercisable until October 2, 2020. 2,500 share purchase warrant units were acquired, each of which is convertible into 870 common shares per unit, or 2,175,000 common shares in aggregate, at an exercise price of $1.30 per share.

Concurrent with the Company's investment in Eviana, the parties entered into a CBD oil supply agreement, whereby the Company has the right, but not obligation, to purchase up to 25% of Eviana's annual CBD oil at 95% of the agreed raw CBD oil wholesale market price for a period of 5 years from the date on which the CBD oil is first made commercially available by Eviana for wholesale.

At August 31, 2019, the Company identified indicators of impairment with respect to its investment in Eviana.  The Company determined the recoverable amount of Eviana to approximate $3,000 based on a value in use ("VIU") model that applied a discount rate of 35% to the forecast interest and principal payments of the debt component of the convertible debenture.

On October 28, 2019, Eviana provided a default announcement in accordance with National Policy 12-203 Management Cease Trade Orders ("NP 12-203"). Eviana made an application to the British Columbia Securities Commission, as its principal regulator, for a management cease trade order ("MCTO") under NP 12-203 in respect of an anticipated default regarding its annual filings. On November 1, 2019, a cease trade order (CTO) was issued by the British Columbia Securities Commission and the Ontario Securities Commission.  On November 5, 2019, Eviana was suspended from the CSE in accordance with CSE Policy 3 which is considered a regulatory halt as defined in National Instrument 23-101 - Trading Rules.

c) Hyasynth Biologicals Inc.

On September 12, 2018, the Company invested in Hyasynth Biologicals Inc. ("Hyasynth") by way of convertible secured debentures, to be purchased in three tranches and valued in the aggregate at $10,000. Tranche 1 was issued on that date and there are two additional tranches that may be issued based on the achievement of specific milestones. Hyasynth is a privately-held biotechnology company based in Montreal and leader in the field of cannabinoid science and biosynthesis. The Company's investment is in the form of convertible debentures, which provide a potential ownership interest of up to 43.4% based on Tranche 1. In addition to the ownership interest, the Company also considered various qualitative factors in arriving at the determination that significant influence exists, including representation on Hyasynth's board of directors, and thereby concluded that the equity method of accounting is appropriate.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2019 AND 2018	19

Tranche 1 of the convertible debentures has a face value of $5,000, bears interest at 8.0% per annum, are secured, and mature on the earlier of August 31, 2023 or the closing date of a qualified sale transaction, unless an automatic or optional conversion has occurred. Tranche 1 of the convertible debentures are convertible at the option of the holder at any time at a price of $40 per share, or into 125,000 common shares. Conversion of the debentures may be automatically triggered based on the completion of a qualified transaction or Hyasynth's facility reaching a pre-defined production capacity. Tranche 2 and 3 of the convertible debentures, each of which commits $2.5 million for an aggregate of $5 million, have certain production-related milestones that must be achieved within a 24- and 36-month period, respectively, for issuance to occur.

Concurrent with the Company's investment in Hyasynth, the parties entered into a CBD supply agreement, whereby the Company has the ability to purchase up to 100% of Hyasynth's annual cannabinoid or cannabinoid-related production at a 10% discount to the agreed upon wholesale market price for a period of 10 years from the date Hyasynth commences commercial production of the products.

14. RELATED PARTY TRANSACTIONS

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly. The key management personnel of the Company are the members of the Company's executive management team and Board of Directors. The transactions are conducted at arm's length and in the normal course of operations.

(i) Management and Board compensation

For the three months ended November 30, 2019 and 2018, the Company's expenses included the following management and board compensation:

	NOVEMBER 30, 2019	NOVEMBER 30, 2018
Salaries and consulting fees	$576	$447
Share-based compensation	771	394
Total key management compensation	$1,347	$841

During the three months ended November 30, 2019, nil stock options (November 30, 2018 - nil) were granted to key management personnel. In addition, during the three months ended November 30, 2019, 165,093 RSUs and 88,910 PSUs (November 30, 2018 - nil and nil), were granted to key management personnel with an aggregate fair value of $708 and $191 (November 30, 2018 - $nil and $nil), respectively.

(ii) Significant transactions with associates

For the three months ended November 30, 2019, the Company received no interest income (November 30, 2018 - $nil) on its convertible debenture investment in Eviana disclosed in Note 13, which is being recorded as distributions under the equity accounting method.  The Company had no other transactions nor any balances outstanding with its associates.

15. CAPITAL MANAGEMENT

The Company considers its capital to consist of share capital, reserve for options and warrants, long-term debt, unsecured convertible debentures, accumulated other comprehensive income, and retained earnings, which is disclosed in the November 30, 2019 condensed consolidated interim statement of financial position as $413,320 (August 31, 2019 - $376,582).

The Company manages its capital structure and adjusts it based on funds available to the Company, in order to fund its expansion and construction of its growing facility. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative stage of the Company, is reasonable. There has been no change in how the Company defines or manages capital during the period.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS

i) Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly fashion between market participants. The Company records certain financial instruments at fair value. The Company's financial instruments include cash, short-term investments (including marketable securities), accounts receivable, loan receivable, accounts payable and accrued liabilities, long-term debt, unsecured convertible debentures, and contingent share consideration.

Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

• Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date.

• Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•  Level 3 inputs are unobservable inputs for the asset or liability.

The fair value of cash, short-term investments, accounts receivable, loan receivable, accounts payable and accrued liabilities approximate their carrying amounts due to their short-term nature. The fair value of marketable securities is based on quoted prices in active markets and is reflected in the carrying value of these financial assets. The fair value of long-term debt approximates $85,424 based on the face value of debt outstanding, which carries a floating interest rate.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2019 AND 2018	20

The fair value of the contingent share consideration is primarily based on Level 3 unobservable inputs. The determination of the fair value of this liability is primarily driven by the Company's expectations of the investment in associate achieving certain milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration. At November 30, 2019, the probability of achieving the milestones was estimated to be 100% and the discount rate was estimated to be 20%. If the probabilities of achieving the milestones decreased by 10%, the estimated fair value of the contingent share consideration would decrease by approximately $71. If the discount rates increased or decreased by 5%, the estimated fair value of contingent consideration would decrease or increase, respectively, by approximately $23.

During the period, there were no transfers of amounts between Levels 1, 2 and 3.

ii) Financial Risk Factors

The Company is exposed to various risks through its financial instruments, as follows:

(i) Credit risk arises from deposits with banks, short-term investments (excluding investments in equity securities), and outstanding trade and loan receivables.  For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance.  For other receivables, out of the normal course of business such as the loan receivable, management generally obtains guarantees and general security agreements.  The maximum exposure to credit risk approximates the $57,226 of cash, short-term investments, accounts receivable, and loans receivable on the statement of financial position at November 30, 2019 (August 31, 2019 - $65,385).

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2019 AND 2018	21

As of November 30, 2019, the Company's aging of trade receivables was as follows:

	NOVEMBER 30, 2019	AUGUST 31, 2019
0-60 days	$13,534	$11,748
61-120 days	5	152
Gross trade receivables	$13,539	$11,900
Less: Provision for doubtful accounts	(181)	(268)
	$13,358	$11,632

(ii) Liquidity risk - The Company's liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. At November 30, 2019, the Company had $33,956 (August 31, 2019 - $47,555) of cash and working capital of $142,793 (August 31, 2019 - $152,417).  Further, the Company has access to additional liquidity by way of its committed debt Facilities as described in Note 10.

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	$42,563	$42,563	$42,563	-	-	-
Long-term debt	84,312	85,412	4,330	80,910	127	45
Interest payments	-	8,831	3,618	5,213	-	-
	$126,875	$136,806	$50,511	$86,123	$127	$45

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.  Interest payments for the BMO Term Loan are based on the cash interest rate in effect at November 30, 2019, which is subject to change as described in Note 10.

In connection with the Company's Moncton Campus expansion plans, the Company is contractually committed to approximately $22,903 of capital expenditures. An incremental $25,485 of uncommitted capital expenditures are estimated to be required to meet the Company's planned growth and activities, most of which pertains to the Phase 4 and Phase 5 expansion plans.

(iii) Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk for the Company comprises of:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to interest rate risk at November 30, 2019 pursuant to the variable rate loans described in Note 10. A 1% change in benchmark interest rates will increase or decrease the Company's interest expense by $850 (August 31, 2019 - $500) per year.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2019 AND 2018	22

17. REVENUE

During the three months ended May 31, 2019, the Company determined that the classification of sales returns and recoveries is more accurately reflected as and most comparable to industry peers as a component of gross revenue rather than a separate line in the statement of operations. As a result, sales returns of $5 have been reclassified from sales returns to gross revenue for the three months ended November 30, 2018 to conform to the current period presentation. Net revenue for the Company is defined as gross revenue, which is net of any customer discounts, rebates, and sales returns and recoveries, less excise taxes.

Revenues for the three months ended November 30, 2019 and 2018 are disaggregated as follows:

	NOVEMBER 30, 2019	NOVEMBER 30, 2018

Adult-use recreational revenue (Canadian)	$15,910	$11,112
Direct to patient medical revenue (Canadian)	2,920	3,233
Wholesale to Licensed Producers revenue (Canadian)	9,213	-
International (business to business)	320	-
Other revenue	85	134
Gross revenue	$28,448	$14,479
Excise taxes	(3,295)	(2,040)
Net revenue	$25,153	$12,439

Recreational revenue is primarily comprised of provincial government bodies and large retailers that sell cannabis through their respective distribution models, whereas wholesale revenue is comprised of wholesale shipments to other cannabis companies, including licensed producers, for further processing and sales onto end customers.

During the three months ended November 30, 2019, the Company had 3 customers (November 30, 2018 - 3 customers) that individually represented more than 10% of the Company's net revenue.

18. COST OF SALES

Cost of sales is comprised of the cost of inventories sold during the period, shipping expenses, the production cost of late-stage biological assets that are disposed of, provisions and write-downs for inventory that does not pass the Company's quality assurance standards and obsolete products and packaging, and other production overhead. For the three months ended November 30, 2019, the Company determined that the classification of indirect production is more accurately reflected as and most comparable to industry peers as a component of cost of sales rather than a separate line in the statement of operations.  As a result, indirect production of $715 has been reclassified from indirect production to cost of sales for the three months ended November 30, 2018 to conform to the current period presentation.  This  change in presentation has no impact on gross margin before fair value adjustments.

19. CONTINGENCIES

The Company recognizes loss contingency provisions for probable losses when management can reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the mid-point of the range is used. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company's estimate may result in an additional expense or release in a future accounting period.

During 2015, the Company was named as a defendant in a lawsuit in New Brunswick for breach of confidence, conversion, breach of contract, conspiracy and breach of trust, breach of fiduciary duty, and negligent misrepresentation. The Company believes the lawsuit to be without merit though it will rigorously defend the action. No amount has been accrued in relation to the condensed consolidated interim financial statements for the claim.

On March 3, 2017, a claim in connection with a proposed class-action lawsuit (the "Claim") was filed with the Supreme Court of Nova Scotia seeking to represent a class who purchased medical marijuana that was the subject of the Company's product recalls in December 2016 and January 2017 as it may have contained trace elements of the pesticides myclobutanil and bifenazate which are not approved for use by licensed producers. The Claim identifies several causes of action including, among others: (i) negligent design, development and testing, (ii) negligent manufacturing, (iii) negligent distribution, marketing and sale, (iv) breach of contract, and (v) breach of the Competition Act, the Consumer Protection Act, and the Sale of Goods Act, and is seeking remedy in the form of, among other things, the disgorgement of profits accrued to the Company for the sale of contaminated products, exemplary or punitive damages and certain costs. The Claim also contains a request for an order certifying the proceeding as a class proceeding.

The March 3, 2017 Claim was amended on November 16, 2017, to include a claim for alleged adverse health consequences caused as a result of using the recalled product. As at the date hereof, the Company has not received any medical information demonstrating adverse health effects caused as a result of using the recalled product.

The Company and its insurers are contesting the litigation. The litigation process will continue into the foreseeable future unless settled out of court. No amount has been recorded in the condensed consolidated interim financial statements since a reliable estimate cannot be made of the amount of the potential obligation.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2019 AND 2018	23

During late June 2018, certification hearings were heard before the Court in Halifax, Nova Scotia. On January 18, 2019, the Court issued its decision granting certification. On March 4, 2019, the Company filed a notice for leave to appeal the certification of the class action brought against it. Leave to appeal was granted and the appeal was heard on October 15, 2019.  The decision from the appeal hearing is pending.

The Company is contesting the litigation. The Company reported the Claim to its insurance provider which appointed counsel to defend the Claim. Insurance may be available to cover all or a portion of the fees or damages which may be associated with the Claim although the Company's coverage may be subject to varying limits and exclusions. The litigation process will continue into the foreseeable future unless settled out of court. No amount has been recorded in the condensed consolidated interim financial statements since the amount cannot be reliably measured at this point.

20. OPERATING SEGMENTS

The Company previously operated in two operating segments - production and sale of cannabis and patient counselling, operating as THC. THC was disposed of on October 16, 2018 (see Note 23). As a result, the Company currently operates in only one operating segment, the production and sale of cannabis. All assets for the production and sale of cannabis segment are domiciled within Canada and effectively all revenues are generated in Canada, except those revenues disclosed in Note 17.

21. GENERAL AND ADMINISTRATIVE EXPENSES BY NATURE (EXCLUDING DISCONTINUED OPERATIONS)

	NOVEMBER 30, 2019	NOVEMBER 30, 2018
Office and general	$2,496	$986
Wages and benefits	1,403	607
Professional fees	1,382	375
Research and development	247	-
Depreciation and amortization	240	81
Travel and accommodation	115	109
Utilities	5	13
Total general and administrative expenses	$5,888	$2,171

22. LICENSING AND ENDORSEMENT AGREEMENT

On October 4, 2016, the Company entered into a Licensing and Endorsement Agreement with Swear Net Inc. (the Trailer Park Boys "TPB") for an exclusive product and branding partnership. In exchange for services, the Company paid $100 in cash and issued 150,000 options at a strike price of $1.52 per share. The fee is being recognized over the life of the agreement of five years as services are delivered. For the three months ended November 30, 2019 $5 (November 30, 2018 - $5) has been amortized to share-based compensation and $8 (November 30, 2018 - $8) has been amortized to selling and marketing expenses. At November 30, 2019, the Company has recorded the current portion of the cash payment and stock options fee of $81 (August 31, 2019 - $89) as a prepaid expense and the long-term portion of the fee of $18 (August 31, 2019 - $24) in deferred charges on the consolidated statements of financial position.

Under the agreement, the Company issued an additional 350,000 in options at a price of $1.52 which vest in accordance with certain conditions being met and a royalty payment of 4% of gross revenues generated specifically from the sales and promotion of certain products as set out in the agreement. As of November 30, 2019, these conditions have been met. For the three months ended November 30, 2019, $13 has been expensed (November 30, 2018 - $13) to share-based compensation. At November 30, 2019, the Company has recorded the current portion of the stock options fee of $51 (August 31, 2019 - $51) as a prepaid expense and the long-term portion of the fee of $43 (August 31, 2019 - $55) in deferred charges on the consolidated statements of financial position.

23. OPERATIONS OF TRAUMA HEALING CENTERS

Trauma Healing Centers, Incorporated ("THC") offered a multi-disciplinary approach to post traumatic stress disorder treatment, chronic pain, trauma therapy, and medical cannabis as an alternative medicine.

During the fourth quarter of fiscal year 2018, management decided to divest the operations of THC. Consequently, assets and liabilities allocable to THC were classified as a disposal group. Revenue and expenses, gains and losses relating to the discontinuation of THC have been eliminated from profit or loss from the Company's continuing operations and are shown as a single line item in the statements of (loss) income and comprehensive (loss) income.

Operating income (loss) of THC and the loss from re-measurement of assets and liabilities classified as held for sale are summarized as follows up to the date of disposal (see below):

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2019 AND 2018	24

FOR THE PERIOD SEPTEMBER 1, 2018 TO OCTOBER 16, 2018
Revenue
Sales	$138
Cost of sales	54
Gross margin from discontinued operations	84
Expenses
General and administrative	75
Sales and marketing	-
Impairment of goodwill	-
Total expenses	75
Investment income (expense)	-
Income (loss) from operations	$9
Loss on remeasurement to fair value less costs to sell	(47)
Loss on discontinued operations	$(38)

Cash flows generated by THC for the reporting periods are summarized as follows:

FOR THE PERIOD SEPTEMBER 1, 2018 TO OCTOBER 16, 2018
Operating activities	$(35)
Investing activites	-
Cash used by discounted operations	$(35)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2019 AND 2018	25

On October 16, 2018, the Company sold THC to Harvest Medicine ("HMED"). HMED is a wholly-owned subsidiary of
VIVO Cannabis Inc. ("VIVO"). The transaction resulted in HMED acquiring 100% of the issued and outstanding shares of THC from the Company. The total purchase price for the shares was $1,141 which was satisfied by the issuance of 864,678 common shares in the capital of VIVO at a share price of $1.32. This non-cash investing activity has been excluded from the statement of cash flows as it did not use or provide any cash. The derecognized assets and liabilities on October 16, 2018 were as follows:

Derecognized assets and liabilities
Cash	$96
Accounts receivable	140
Other current assets	9
Property, plant and equipment	86
Goodwill	880
Trade and other payables	(70)
Net assets disposed	$1,141

Fair value of consideration received	$1,141
Gain/(loss) on disposal	-

24. SUBSEQUENT EVENTS

i) At-the-market equity offering

On December 4, 2019, the Company established an at-the-market equity program (the "ATM Program") that allows the Company to issue up to $55,000 (or its U.S. dollar equivalent) of common shares from treasury to the public from time to time, at the Company's discretion. Any common shares sold in the ATM Program are sold through the TSX, the NASDAQ, or any other marketplace on which the common shares are listed, quoted or otherwise traded, at the prevailing market price at the time of sale.

Subject to securities laws and stock exchange requirements, the volume and timing of distributions under the ATM Program are determined in the Company's sole discretion. The ATM Program is effective until the earlier of December 25, 2021 and the issuance and sale of all of the common shares issuable pursuant to the ATM Program, unless terminated prior to such date by the Company or the agents referred to below. The Company intends to use the net proceeds from the ATM Program to fund capital projects, for general corporate purposes and to repay indebtedness. As common shares distributed in the ATM Program are issued and sold at the prevailing market price at the time of the sale, prices may vary among purchasers during the period of the distribution.

Distributions of the common shares through the ATM Program are being made pursuant to the terms of an equity distribution agreement dated December 4, 2019 among the Company, BMO Nesbitt Burns Inc., as Canadian agent, and BMO Capital Markets Corp., as U.S. agent (collectively, the "agents").

The Company issued 7,302,600 common shares during the month of December 2019 for gross proceeds of $22,906 at a weighted average price of $3.14 per common share. Net proceeds realized were $22,448 after agents' commissions of $458. Proceeds have been raised in both USD (for shares sold through the NASDAQ) and CAD (for shares sold through the TSX) and the weighted average share price was calculated using the spot rate on the day of settlement.

ii) Issuance of stock options

On December 30, 2019, the Company granted 245,000 stock options to purchase 245,000 common shares of the Company, to employees of the Company, at an exercise price of $3.15 per share. The options vest evenly over a two-year period with 34% of the options vesting on the grant date, 32% vesting on the one-year anniversary of the grant date, and 34% vesting on the two-year anniversary of the grant date. Vested options may be exercised until 2029, subject to certain forfeiture provisions.  The fair value is estimated at $410.

On December 30, 2019, the Company granted 325,000 stock options to purchase 325,000 common shares of the Company, to employees of OGI, at an exercise price of $3.15 per share of which 250,000 of these options were issued to key management personnel.  33% of the options vest on the six-month anniversary of the grant date;  34% of the options vest on the one-year anniversary of the grant date;  33% of the options vest on the two-year anniversary of the grant date. Vested options may be exercised until 2029, subject to certain forfeiture provisions.  The fair value is estimated at $539.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2019 AND 2018	26